Ferreyros

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

RECEIVED
2007 FEB 20 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, February 14th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of December 31th, 2006, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

07021204

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

www.ferreyros.com.pe

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2006 y 2005
(En miles de nuevos soles)

	Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas mayoritarios	Total Patrimonio Neto atribuible a los Intereses Minoritarios	Total
Saldos al 1ero. de enero de 2005	135,667	0	5,537	1,903	0	15,001	0	158,108	135,052	**293,160**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	16,346	0	16,346	13,796	**30,142**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**16,346**	**0**	**16,346**	**13,796**	**30,142**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	(6,567)	0	(6,567)	(5,422)	**(11,989)**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	1,950	0	0	0	0	1,950	1,645	**3,595**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	1,108	1,486	0	(10,483)	0	0	0	**0**
14. Interés Minoritario	0	0	0	0	0	0	0	0	0	**0**
Saldos al 31 de Diciembre de 2005	**143,556**	**0**	**8,595**	**3,389**	**0**	**14,297**	**0**	**169,837**	**145,071**	**314,908**
Saldos al 1ero. de enero de 2006	143,556	0	8,595	3,389	0	14,297	0	169,837	145,071	**314,908**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	52,908	0	52,908	44,654	**97,562**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**52,908**	**0**	**52,908**	**44,654**	**97,562**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	(7,217)	0	(7,217)	(6,091)	**(13,308)**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	0	0	0	0	0	0	0	**0**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	2,277	0	0	(2,277)	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	9,771	0	(2,277)	1,635	0	(9,129)	0	0	0	**0**
14. Interés Minoritario	792	0	48	19	0	77	0	936	(937)	**(1)**
Saldos al 31 de Diciembre de 2006	**154,119**	**0**	**8,643**	**5,043**	**0**	**48,659**	**0**	**216,464**	**182,697**	**399,161**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Balance General
Al 31 de Diciembre del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2006	Al 31 de Diciembre 2005
Activo			
Activo Corriente			
Efectivo y equivalentes de efectivo		34,610	11,469
Inversiones financieras		0	0
Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
Activos disponibles para la venta		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	3	274,840	226,846
Cuentas por Cobrar a Vinculadas	4	14,737	14,039
Otras Cuentas por Cobrar (neto de provisión acumulada)		4,456	6,956
Existencias (neto de provisión acumulada)	5	334,797	253,255
Activos Biológicos		0	0
Activos no corrientes disponibles para la venta		0	0
Gastos Pagados por Anticipado		1,585	2,136
Otros activos		0	0
Total Activo Corriente		**665,025**	**514,701**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	3	36,171	34,788
Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
Otras Cuentas por Cobrar a Largo Plazo		0	0
Inversiones financieras		78,613	95,347
Activos disponibles para la venta		0	0
Activos financieros mantenidos a vencimiento		0	0
Inversiones al método de la participación		75,810	91,206
Otras Inversiones financieras		2,803	4,141
Activos por Instrumentos Financieros Derivados		0	0
Existencias		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	6	218,227	183,880
Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
Impuesto a la Renta y Participaciones Diferidos Activo		7,383	11,207
Crédito Mercantil		0	0
Otros Activos		296	445
Total Activo No Corriente		**340,690**	**325,667**
TOTAL ACTIVO		**1,005,715**	**840,368**

	Notas	Al 31 de Diciembre 2006	Al 31 de Diciembre 2005
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		2,154	1,177
Obligaciones Financieras		139,444	61,415
Cuentas por Pagar *Comerciales*		125,669	100,545
Cuentas por Pagar a Vinculadas	4	2,482	11,259
Provisiones		32,003	31,976
Impuesto a la Renta y Particip. Corrientes		28,206	11,166
Otras Cuentas por Pagar		123,145	94,563
Pasivos por Instrumentos Financieros Derivados		0	0
Total Pasivo Corriente		**453,103**	**312,101**
Pasivo No Corriente			
Obligaciones Financieras		143,205	207,690
Cuentas por Pagar Comerciales		0	0
Cuentas por pagar a Vinculadas		0	0
Pasivos por Instrumentos Financieros Derivados		0	0
Provisiones		0	0
Otras Cuentas por Pagar		0	0
Ingresos Diferidos (netos)		10,246	5,669
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0
Total Pasivo No Corriente		**153,451**	**213,359**
Total Pasivo		**606,554**	**525,460**
Patrimonio Neto			
Capital	9	154,119	143,556
Capital adicional		0	0
Resultados no realizados	9	8,643	8,595
Reservas Legales		5,043	3,389
Otras Reservas		0	0
Resultados Acumulados	9	48,659	14,297
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a los accionistas mayoritarios		**216,464**	**169,837**
Capital	9	130,077	122,622
Acciones de Inversión		0	0
Capital adicional		0	0
Resultados no realizados	9	7,294	7,342
Reservas Legales		4,257	2,895
Otras Reservas		0	0
Resultados Acumulados	9	41,069	12,212
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a los Intereses Minoritarios		**182,697**	**145,071**
Total Patrimonio Neto		**399,161**	**314,908**
TOTAL PASIVO Y PATRIMONIO NETO		**1,005,715**	**840,368**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2006	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2005
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	335,998	267,438	1,271,753	965,272
Otros Ingresos Operacionales		90	(205)	3,126	3,437
Total de Ingresos Brutos		**336,088**	**267,233**	**1,274,879**	**968,709**
Costo de Ventas (Operacionales)	12	(254,959)	(198,541)	(980,716)	(742,877)
Otros costos operacionales		0	0	0	0
Total Costos Operacionales		**(254,959)**	**(198,541)**	**(980,716)**	**(742,877)**
Utilidad Bruta		**81,129**	**68,692**	**294,163**	**225,832**
Gastos Operacionales					
Gastos de Ventas		(14,818)	(18,822)	(78,400)	(63,116)
Gastos de Administración		(24,051)	(15,546)	(82,273)	(85,405)
Utilidad Operativa		**42,260**	**34,324**	**133,490**	**77,311**
Otros Ingresos (gastos)					
Ingresos Financieros		12,733	7,231	50,987	24,266
Gastos Financieros		(6,863)	(14,962)	(28,622)	(40,507)
Participación en los resultados de empresas vinculadas bajo el método de participación		217	1,990	7,010	10,089
Ganancia o pérdida por instrumentos financieros derivados					
Ganancia o pérdida por venta de activos		53	(121)	516	167
Otros Ingresos			0	0	0
Otros Gastos		(4,917)	(10,394)	(12,146)	(22,486)
Resultado antes de Participaciones y del Impuesto a la Renta		**43,483**	**18,068**	**151,235**	**48,840**
Participación de los trabajadores		(3,457)	(1,555)	(12,061)	(4,063)
Impuesto a la Renta		(11,927)	(5,210)	(41,612)	(14,635)
Utilidad (Perdida) Neta del Ejercicio		**28,099**	**11,303**	**97,562**	**30,142**
Utilidad (Pérdida) Neta atribuible:					
Accionistas mayoritarios		15,238	6,096	52,908	16,256
Intereses Minoritarios		12,861	5,207	44,654	13,886
		28,099	**11,303**	**97,562**	**30,142**
Utilidad (pérdida) básica por acción común	11	0.109	0.044	0.378	0.117
Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 31 de Diciembre de 2006	Del 1 de Enero de 2005 al 31 de Diciembre de 2005
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales		1,287,748	799,280
Honorarios y comisiones		2,233	3,286
Intereses y rendimientos (no incluidos en la actividad de inversión)		11,647	9,488
Dividendos (no incluidos en la actividad de inversión)		0	0
Regalias		0	0
Otros cobros de efectivo relativos a la actividad		38,089	21,530
Menos pagos (salidas) por:			
Proveedores de bienes y servicios		(1,098,625)	(830,235)
Remuneraciones y beneficios sociales		(139,027)	(110,346)
Tributos		(38,570)	(13,251)
Intereses y rendimientos (no incluidos en la actividad de financiamiento)		(2,426)	(139)
Dividendos (no incluidos en la actividad de financiamiento)		0	0
Regalias		0	0
Otros Pagos de efectivo relativos a la actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**61,069**	**(120,387)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a vinculadas		0	0
Venta de inversiones financieras		158	1,041
Venta de inversiones inmobiliarias		0	0
Venta de inmuebles, maquinaria y equipo		8,197	14,186
Venta de activos intangibles		0	0
Intereses y rendimientos		0	0
Dividendos		379	4,886
Otros cobros de efectivo relativos a la actividad		2,377	1,584
Menos pagos (salidas) por:			
Prestamos otorgados a vinculadas		0	0
Compra de inversiones financieras		(3,654)	0
Compra de inversiones inmobiliarias		0	0
Compra de inmuebles, maquinaria y equipo		(13,666)	(4,560)
Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		0	0
Compra y desarrollo de activos intangibles		0	0
Otros activos financieros		0	0
Otros activos no financieros		0	0
Otros pagos de efectivo relativos a la actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(6,209)**	**17,137**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Préstamos bancarios		977	3,753
Emisión de obligaciones financieras		419,291	358,613
Emisión de acciones o nuevos aportes		0	0
Venta de acciones en tesoreria		0	0
Otros cobros de efectivo relativos a la actividad		0	52,856
Menos pagos (salidas) por:			
Amortización o pago de préstamos bancarios		0	0
Amortización o pago de obligaciones financieras		(406,230)	(284,523)
Recompra de acciones propias (acciones en tesorería)		0	0
Intereses y rendimientos		(32,440)	(31,705)
Dividendos pagados a accionistas de la matriz		(7,222)	(6,463)
Dividendos pagados a intereses minoritarios		(6,095)	(5,526)
Diferencias de conversión		0	0
Otros pagos de efectivo relativos a la actividad.		0	3,673
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**(31,719)**	**90,678**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**23,141**	**(12,572)**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		11,469	24,041
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**34,610**	**11,469**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 31 de Diciembre de 2006	Del 1 de Enero de 2005 al 31 de Diciembre de 2005
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio		97,562	30,142
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Provisión de cuentas de cobranza dudosa		287	7,049
Provisión por desvalorización de existencias		13,171	11,794
Provisión por fluctuación del valor de inversiones financieras		0	0
Depreciación del ejercicio		29,177	31,338
Desvalorización de activos		4,728	7,954
Amortización y castigo de activos intangibles		148	138
Provisión para protección del medio ambiente		0	0
Amortización de otros activos		0	0
Provisiones		0	0
Pérdida en venta de inversiones financieras		0	0
Pérdida en venta de inversiones inmobiliarias		0	0
Pérdida en venta de inmuebles, maquinaria y equipo		0	0
Pérdida en venta de activos intangibles		0	0
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
Pérdida por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		0	0
Efecto acumulado por cambios en las políticas contables		0	0
Otros		54,581	40,987
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Utilidad en venta de inversiones financieras		0	0
Utilidad en venta de inversiones inmobiliarias		0	0
Utilidad en venta de inmuebles, maquinaria y equipo		(516)	(5,934)
Utilidad en venta de activos intangibles		0	0
Ganancia por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		6,231	(5,205)
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		(9,027)	(10,860)
Efecto acumulado por cambios en las políticas contables		0	0
Otros		(18,565)	(6,023)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
(Aumento) Disminución de Activos disponibles para la venta			
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		(653)	(141,929)
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
(Aumento) Disminución de Otras Cuentas por Cobrar		4,083	(687)
(Aumento) Disminución en Existencias		(100,449)	(62,587)
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
(Aumento) Disminución en Gastos Pagados por Anticipado		738	1,474
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Obligaciones Financieras		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		40,573	(30,513)
Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		(61,000)	12,475
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		**61,069**	**(120,387)**
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores		0	0
Bienes adquiridos en operaciones de arrendamiento financiero		0	0
Compensación de pasivos corrientes		0	0
Compensación de pasivos no corrientes		0	0
Capitalización de acreencias u obligaciones		0	0
Revaluación de activos		0	0
Aportes de capital en bienes		0	0

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: **lmontalvo@ferreyros.com.pe**

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2006

(Lima, Perú, 14 de febrero del 2007).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2006.

Las ventas al 31-12-06 ascendieron a S/.1,288.6 millones, en comparación con S/. 996.6 millones del mismo periodo del año anterior, un incremento de 29.3%.

La utilidad neta al 31-12-06 ascendió a S/ 97.6 millones en comparación con S/. 30.1 millones del mismo período del año anterior, un aumento de 223.7%. debido principalmente a un crecimiento de 29.3% en las ventas, lo cual se explica por el dinamismo experimentado por casi todos los sectores económicos en los cuales la compañía realiza sus operaciones, especialmente por el sector minero debido al aumento del precio de los minerales en el mercado internacional, y por el sector construcción de carreteras como consecuencia del inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento moderado de 8.2%, muy por debajo del aumento en las ventas de 29.3%.

En nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año, debido a que se esperaba una disminución paulatina en la demanda de repuestos y servicios por parte de un cliente importante de la gran minería, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias, situación que se ha cumplido, ya que las ventas de repuestos y servicios del 4T 2006 son menores que las del 3T y 2T 2006 en 4.2% y 8.3%, respectivamente.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 4T 2006 ascendieron a S/. 335.4 millones, en comparación con S/. 269.5 millones del mismo período del año anterior, *un incremento* de 24.4. %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, *automotriz* y unidades usadas) fueron superiores en 67.8% a las del 4T 2005 (S/. 194.2 millones en el 4T 2006; S/. 115.7 millones en el 4T 2005), debido a lo siguiente:

- Incremento de 72.3% en la venta de equipos Caterpillar (S/. 158.1 millones en el 4T 2006; S/: 91.8 millones en el 4T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para empresas de diferentes sectores económicos.
- Disminución de 38.8% en la venta de equipos agrícolas (S/.3.2 millones en el 4T 2006; S/. 5.2 millones en el 4T 2005) debido a una menor demanda de dichas unidades por parte de agricultores dedicados a la producción de arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.
- Incremento de 273.7% en las ventas de la línea automotriz (S/. 20.7 millones en el 4T 2006; S/. 5.5 millones en el 4T 2005), debido a la demanda generada por la renovación del parque automotor, así como por la prohibición para importar vehículos usados.
- Disminución no significativa de 7.6% en las ventas de equipos usados (S/.12.2 millones en 4T 2006: S/. 13.2 millones en el 4T 2005). No obstante esta pequeña disminución, las ventas del 2006 fueron superiores en 66.8% a las del año 2005.

De otro lado, en el 4T 2006, las ventas de repuestos y servicios fueron inferiores en 9.7% a las del mismo período del año anterior (S/.135.3 millones en el 4T 2006; S/.149.9 millones en el 4T 2005), debido a que, a partir del 2T 2006, un cliente importante de la gran minería ha disminuido paulatinamente el envío de componentes a los talleres de la compañía debido a la estacionalidad de las reparaciones de su parque de maquinarias. Es importante mencionar que, frente a la disminución de 9.7% en las ventas de repuestos y servicios, en el mismo período, las ventas de producto principales alcanzaron un incremento de 67.8%.

Por otra parte, los ingresos por alquiler de equipos del 4T 2006 mostraron un crecimiento de 49.0% en comparación con los registrados en el mismo periodo del año anterior (S/. 5.8 millones el 4T 2006; S/. 3.9 millones en el 4T 2005), el cual se explica por un aumento en las unidades alquiladas a clientes que prestan servicios de movimiento de tierra a empresas de la gran minería, mediana minería y del sector construcción.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

UTILIDAD EN VENTAS.- La utilidad en ventas del 4T 2006 ascendió a S/. 81.1 millones, en comparación con S/. 68.7 millones del mismo período del año anterior, un incremento de 18.1%, originado principalmente por un aumento en las ventas de equipos Caterpillar. En términos porcentuales el margen bruto del 4T 2006 es inferior al del mismo período del año anterior (4T 2006: 24.2%; 4T 2005: 25.5%). Esta disminución se debe, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la compañía (S/. 194.1 millones en el 4T 2006; S/. 115.6 millones en el 4T 2005). Los márgenes brutos de productos principales son más bajos que los obtenidos en las ventas de repuestos y servicios.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 4T 2006 a S/. 38.9 millones en comparación con S/. 34.4 millones del mismo período del año anterior, un incremento neto de 13.1 %, debido principalmente a:

- Un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un incremento no significativo de los gastos fijos.

En el cuarto trimestre del 2006 los gastos de venta y administración representan el 11.6 % de las ventas netas frente al 12.8 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 4T 2006 ascendieron a S/. 9.5 millones en comparación con S/. 7.2 millones del mismo período del año anterior, un incremento de 30.8%, debido principalmente a un aumento en los descuentos por pronto pago efectuados a proveedores del exterior. En el 4T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos, producido por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.9 millones en el 4T 2006 en comparación con S/. 9.1 millones del mismo período del año anterior, una disminución de 24.2% debido principalmente a la disminución de la tasa promedio de interés de las obligaciones de la compañía y a la reducción en S/. 15.2 millones en el pasivo sujeto a pago de interés (pasivo promedio 4T 2006: S/.368.8 millones; pasivo promedio 4T 2005: S/.383.9 millones).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/.0.2 millones en el 4T 2006, en comparación con S/. 2.0 millones del mismo período del año anterior, una disminución de 89.1%. Esta disminución se debe a que en las utilidades de subsidiarias registradas en el 4T 2006 ya no incluyen las de la subsidiaria Motorindustria, y adicionalmente, a una pérdida por S/.0.7 millones

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

registrada en el período por una subsidiaria dedicada a la prestación de servicios de metalmecánica.

Tal como se mencionara en informes anteriores, en la Junta General de Accionistas del 28 de marzo del 2005, se acordó la escisión y transferencia a Ferreyros S.A.A. de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Dicha escisión se hizo efectiva el 1° de marzo del 2006.

El monto de las utilidades de Motorindustria S.A. registrado en el 4T 2005 ascendió a S/. 1.3 millones. Si para fines comparativos no se considerara este importe, las utilidades de subsidiarias del 4T 2006 serían inferiores en S/. 0.5 millones a las del 4T 2005.

OTROS INGRESOS (EGRESOS). - En el 4T 2006 se registró en este rubro un egreso neto de S/. 4.9 millones en comparación con un egreso neto de S/. 10.5 millones del mismo periodo del año anterior. En el 4T 2006, se registró en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias; ii) un egreso de S/. 4.7 millones para desvalorización de activos fijos; iii) un ingreso por S/. 0.6 millones por resoluciones de contrato de compraventa; y iv) otros ingresos netos de S/. 2.0 millones. En el 4T 2005, se incluyó en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.5 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, iii) un egreso de S/. 2.6 millones por acotaciones tributarias; y iv) otros egresos netos por S/. 2.4 millones.

UTILIDAD (PERDIDA) EN CAMBIO.- El 4T 2006 incluye una utilidad en cambio por S/. 3.3, mientras que en el 4T 2005 incluye una pérdida en cambio por S/. 5.9 millones. La utilidad en cambio del 4T 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 1.75 %. En el mismo periodo del año anterior, la pérdida en cambio se originó por una devaluación del sol frente al dólar americano de 2.57 %. En el caso de la compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 4T 2006 ascendió a S/. 28.1 millones en comparación con S/. 11.3 millones del mismo período del año anterior, un incremento de 148.6%, explicado por un incremento en la utilidad bruta, un aumento en ingresos financieros, una disminución en gastos financieros, una disminución en egresos diversos y un aumento en la utilidad en cambio; lo cual ha permitido cubrir el incremento de los gastos de administración y de ventas, y la disminución en la participación en subsidiarias, así como aumentar la utilidad neta en S/. 16.8 millones en relación con la obtenida en el mismo periodo del año anterior.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 4T 2006 ascendió a S/. 191.9 millones frente a S/. 120.8 millones del mismo período del año anterior, lo cual representa un incremento de 58.9%.

ANALISIS DEL BALANCE GENERAL

Al 31-12-06, el total de pasivos ascendió a S/. 596.3 millones en comparación con S/. 519.8 millones al 31-12-05, un incremento de S/. 76.5 millones. Por otra parte, el total de activos al 31-12-06 ascendió a S/. 1,005.7 millones en comparación con S/. 840.4 millones al 31-12-05, un incremento neto de S/. 165.3 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 49.3 millones, básicamente por mayores ventas.

b) Aumento neto de Existencias por S/. 81.5 millones debido a: i) aumento neto de S/.114.7 millones por compras efectuadas en el período para atender el crecimiento de las ventas, ii) disminución neta de S/. 21.8 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; iii) disminución de S/. 13.3 millones por incremento de la provisión para desvalorización de existencias; y iv) aumento de S/. 2.0 millones por incorporación del inventario escindido de la subsidiaria Motorindustria S.A.

c) Incremento neto del Activo Fijo por S/. 34.3 millones, que se explica por: i) aumento de S/. 25.9 millones por compras de equipos de alquiler; ii) aumento de S/. 13.7 millones por compras de otros activos fijos (maquinaria y equipo por S/. 5.3 millones; inversión en edificio en construcción S/. 4.9 millones; otros S/. y 3.5 millones); iii) aumento de S/.10.7 millones por incorporación del activo fijo escindido de la subsidiaria Motorindustria; iv) incremento neto de S/. 21.8 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; v) disminución de S/. 7.1 millones por ventas de activos fijos (edificio S/. 6.7 millones; otros S/. 0.4 millones); vi) disminución de S/.25.9 millones por aumento neto en la depreciación acumulada; y vii) una disminución de S/4.7 millones por aumento de la provisión para desvalorización de activo fijo.

d) Disminución neta de S/. 16.7 millones en Inversiones en Valores, debido a: i) aumento de S/. 7.0 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones por escisión de la subsidiaria Motorindustria (se eliminó la inversión y se incorporó activos y pasivos escindidos de dicha empresa); iii) disminución de S/. 6.1 millones por dividendos recibidos en efectivo de una subsidiaria; y iv) otras adiciones por S/. 4.0 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-06 es de 1.47, menor al ratio corriente de 1.70 al 31-12-05, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31-12-06 es de 0.94 en comparación con 1.19 al 31-12-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de diciembre del 2006 se muestra en el anexo 4.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de soles)

	4T 06	%	3T 06	%	4T 05	%	4T 06/ 3T 06 %	4T 06/ 4T 05 %	Acumulado al 31-12-06	%	Acumulado al 31-12-05	%	Variación %
Ventas Netas	335,369	100.0	308,162	100.0	269,503	100.0	8.8	24.4	1,288,575	100.0	996,605	100.0	29.3
Costo de Ventas	(254,240)	-75.8	(237,033)	-76.9	(200,811)	-74.5	7.3	26.6	-994,412	-77.2	-770,773	-77.3	29.0
Utilidad en ventas	**81,129**	24.2	**71,129**	23.1	**68,692**	25.5	**14.1**	**18.1**	**294,163**	22.8	**225,832**	22.7	**30.3**
Gastos de Venta y Administración	(38,869)	-11.6	(42,345)	-13.7	(34,368)	-12.8	-8.2	13.1	-160,673	-12.5	-148,521	-14.9	8.2
Utilidad en operaciones	**42,260**	12.6	**28,784**	9.3	**34,324**	12.7	**46.8**	**23.1**	**133,490**	10.4	**77,311**	7.8	**72.7**
Ingresos Financieros	9,458	2.8	9,235	3.0	7,231	2.7	2.4	30.8	33,733	2.6	24,266	2.4	39.0
Gastos Financieros	(6,863)	-2.0	(6,567)	-2.1	(9,050)	-3.4	4.5	-24.2	-28,622	-2.2	-30,727	-3.1	-6.9
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	217	0.1	1,234	0.4	1,990	0.7	-82.4	-89.1	7,010	0.5	10,089	1.0	-30.5
Otros Ingresos (Egresos), neto	(4,863)	-1.5	(1,873)	-0.6	(10,514)	-3.9	159.6	-53.7	-11,630	-0.9	-22,319	-2.2	-47.9
Utilidad antes de diferencia en cambio	**40,208**	12.0	**30,812**	10.0	**23,981**	8.9	**30.5**	**67.7**	**133,981**	10.4	**58,620**	5.9	**128.6**
Utilidad (Pérdida) en cambio	3,275	1.0	3,071	1.0	(5,912)	-2.2	6.6	-155.4	17,254	1.3	-9,780	-1.0	-276.4
Utilidad antes de Participaciones e Impuesto a la Renta	**43,483**	13.0	**33,883**	11.0	**18,068**	6.7	**28.3**	**140.7**	**151,235**	11.7	**48,840**	4.9	**209.7**
Participaciones	(3,457)	-1.0	(2,687)	-0.9	(1,555)	-0.6	28.7	122.3	-12,061	-0.9	-4,063	-0.4	196.9
Utilidad antes de Impuesto a la Renta	**40,026**	11.9	**31,196**	10.1	**16,513**	6.1	**28.3**	**142.4**	**139,173**	10.8	**44,777**	4.5	**210.8**
Impuesto a la Renta	(11,927)	-3.6	(9,273)	-3.0	(5,210)	-1.9	28.6	128.9	-41,612	-3.2	-14,635	-1.5	184.3
Utilidad neta	**28,099**	8.4	**21,923**	7.1	**11,303**	4.2	**28.2**	**148.6**	**97,562**	7.6	**30,142**	3.0	**223.7**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

			Variación %
	31-Dic-06	**31-Dic-05**	**31-Dic-06 / 31-Dic-05**
Caja y bancos	34,610	11,469	201.8
Cuentas por cobrar comerciales	274,840	226,846	21.2
Inventarios	334,797	253,255	32.2
Cuentas por cobrar vinculadas	14,737	14,039	5.0
Otras cuentas por cobrar	4,456	6,956	-35.9
Gastos pagados por anticipado	1,585	2,136	-25.8
Activo Corriente	**665,025**	**514,701**	29.2
Cuentas por cobrar comerciales a largo plazo	36,171	34,788	4.0
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	107,561	74,130	45.1
Otros activos fijos	282,966	263,689	7.3
	390,527	337,819	15.6
Depreciación acumulada	(172,299)	(153,939)	11.9
Inmueble, maquinaria y equipo, neto	218,227	183,880	18.7
Inversiones	78,613	95,347	-17.6
Otros activos no corrientes	7,679	11,652	-34.1
Activo no Corriente	340,690	325,667	4.6
Total Activo	**1,005,715**	**840,368**	19.7
Deuda de corto plazo	125,669	100,545	25.0
Otros pasivos corrientes	327,434	211,556	54.8
Pasivo corriente	**453,103**	**312,101**	45.2
Deuda de largo plazo	143,205	207,690	-31.0
Total Pasivo	**596,308**	**519,791**	14.7
Ganancias diferidas	10,246	5,669	80.7
Impuesto a la renta diferido			
Patrimonio	**399,161**	**314,908**	26.8
Total Pasivo y Patrimonio	**1,005,715**	**840,368**	19.7
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	29,325	31,475	
UAIDA	**191,928**	**120,822**	58.9
Ratios Financieros			
Ratio corriente	1.47	1.70	
Apalancamiento Financiero	0.94	1.19	
Valor contable por acción	1.54	1.30	

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A — **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de soles)

	4T 06	%	3T 06	%	4T 05	%	4T 06/ 3T 06 %	4T 06/ 4T 05 %	Acumulado al 31-12-2006	%	Acumulado al 31-12-2005	%	Variación %
Caterpillar:													
Gran minería	100,037	29.8	35,309	11.5	47,346	17.6	183.3	111.3	212,396	16.5	160,358	16.1	32.5
Otros	58,095	17.3	88,264	28.6	44,440	16.5	-34.2	30.7	328,063	25.5	192,885	19.4	70.1
	158,132	47.2	123,573	40.1	91,786	34.1	28.0	72.3	540,459	41.9	353,243	35.4	53.0
Equipos agricolas	3,164	0.9	4,885	1.6	5,170	1.9	-35.2	-38.8	22,157	1.7	25,924	2.6	-14.5
Automotriz	20,703	6.2	12,384	4.0	5,540	2.1	67.2	273.7	48,468	3.8	27,643	2.8	75.3
Unidades usadas	12,192	3.6	21,058	6.8	13,201	4.9	-42.1	-7.6	64,967	5.0	38,950	3.9	66.8
	194,192	57.9	161,900	52.5	115,698	42.9	19.9	67.8	676,052	52.5	445,760	44.7	51.7
Repuestos y servicios	135,338	40.4	141,341	45.9	149,885	55.6	-4.2	-9.7	593,429	46.1	535,035	53.7	10.9
Alquileres	5,838	1.7	4,922	1.6	3,919	1.5	18.6	49.0	19,094	1.5	15,810	1.6	20.8
Total	335,368	100.0	308,163	100.0	269,502	100.0	8.8	24.4	1,288,575	100.0	996,605	100.0	29.3

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2006
Minería	55.4%
Construccion	15.5%
Comercio y Servicios	11.9%
Pesca	3.7%
Transporte	1.8%
Agricultura	1.5%
Gobierno	1.2%
Industria	0.9%
Hidrocarburos	0.8%
Otros	7.4%
Total	100.0%

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de Diciembre del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	24,419	14,502	5,125	4,792
Proveedores:				
Caterpillar	21,548	21,548		
Otros	17,122	17,122		
Papeles Comerciales	29,116	29,116		
Bonos corporativos	50,000		17,500	32,500
Caterpillar Financial Services	9,503		2,001	7,502
Otros pasivos	34,813	34,813		
Total	186,521	117,101	24,626	44,794

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2006

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Moneda de medición y presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda medición y la moneda de

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ESCISIÓN DE BLOQUE PATRIMONIAL DE COMPAÑIA SUBSIDIARIA

En la Junta General de Accionistas del 28 de marzo del 2005 se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A. , relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, las cuales han sido transferidas Ferreyros S.A.A. El efecto inicial de esta operación en los estados financieros de esta última compañía fue como sigue:

	Activos S/.000		Pasivos S/.000
Activos corrientes	2,451	Pasivos corrientes	
		- Aumento	978
Activos no corrientes		- Disminución	(10,264)
- Activo fijo, neto	10,707		
- Inversiones en valores	(21,662)	Pasivo no corriente	782
	(8,504)		(8,504)

La disminución de inversión en valores corresponde a la reducción del patrimonio neto de la subsidiaria como consecuencia de haber escindido un bloque de su patrimonio. Mientras que la disminución del pasivo corriente corresponde a la eliminación de éste contra las cuentas por cobrar a nombre de la propia Compañía que fueron transferidas por la subsidiaria.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915 .

	31/12/2006		31/12/2005	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	312,394	39,929	266,198	38,221
Intereses diferidos	(10,037)	(3,758)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(27,517)	-	(29,595)	-
	274,840	36,171	226,846	34,788

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes:

	31-12-06	31-12-05
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	8,835	1,664
Orvisa Sociedad Anónima	368	4,548
Fiansa Sociedad Anónima	94	112
Domingo Rodas S.A.	125	153
Motorindustria S.A.	4	555
Depósitos Efe S.A.	24	11
	9,450	7,043
Diversas :		
Unimaq S.A.	499	2,346
Fiansa Sociedad Anónima	2,943	1,669
Domingo Rodas S.A.	984	365
Orvisa Sociedad Anónima	861	2,616
	5,287	6,996
Total cuentas por cobrar	14,737	14,039
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	702	6,961
Orvisa Sociedad Anónima	978	376
Fiansa Sociedad Anónima		138
Unimaq S.A.	647	106
Depósitos Efe S.A.	156	3
	2,482	7,584
Diversas :		
Motorindustria S.A.		3,675
Total cuentas por pagar	2,482	11,259

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EXISTENCIAS

Este rubro comprende:

	31-12-06 S/.000	31-12-05 S/.000
Máquinas motores y automotores	143,104	140,703
Repuestos	101,971	90,815
Servicios de taller en proceso	21,012	19,280
Existencias por recibir	80,993	21,575
	347,079	272,373
Provisión para desvalorización de existencias	(12,282)	(19,118)
	334,797	253,255

El movimiento del año de la provisión para desvalorización de existencias fue el siguiente:

	31-12-06 S/.000	31-12-05 S/.000
Saldo inicial	19,118	13,948
Adiciones del período	12110	11,795
Aplicaciones por ventas	(18946)	(6,625)
Saldo final	12,282	19,118

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894	215	(3,594)	(101)		51,414
Edificios y otras construcciones	81,534	521	(12,954)	(716)	3,681	72,066
Instalaciones	3,936	310				4,246
Maquinaria y equipo	88,166	5,320	(1,518)	6,823	13,286	112,076
Maquinaria y equipo, flota de alquiler	74,130	25,892		7,539		107,561
Unidades de transporte	3,719		(173)		616	4,162
Muebles y enseres	29,578	2,384	(947)		393	31,408
Trabajos en curso	1,862	4,915		817	0	7,593
	337,819	39,557	(19,187)	14,362	17,976	390,526
Depreciación acumulada -						
Edificios y otras construcciones	28,335	2,402	(1,913)	(170)	622	29,276
Instalaciones	2,649	272				2,920
Maquinaria y equipo	66,710	7,349	(1,131)	(255)	6,001	78,674
Maquinaria y equipo, flota de alquiler	20,813	17,022		(10,279)	0	27,556
Unidades de transporte	3,439	155	(173)		423	3,844
Muebles y enseres	24,039	1,977	(938)		224	25,302
	145,985	29,176	(4,156)	(10,703)	7,269	167,571
Provisión para desvalorización de inmuebles	(7,954)	(4,728)	7,954			(4,728)
Costo neto	183,880					218,227

Como producto del acuerdo de escisión, la subsidiaria Motorindustria S.A. segregó un bloque patrimonial y lo transfirió a la Compañía. El activo fijo transferido por este concepto se está presentando en la columna "Otros cambios".

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) **EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA**

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	TOTAL US $.000	TOTAL S/. 000	Saldo pendiente de pago: CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Primera emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,978	7,500	23,978		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,978	7,500	23,978		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,955			15,000	47,955
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	10,000	31,970	2,500	7,993	7,500	23,978
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,970			10,000	31,970
TOTALES			50,000	159,850	17,500	55,948	32,500	103,903

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie A, del segundo programa de instrumentos de corto plazo Ferreyros	Setiembre del 2006	Marzo del 2007	10,000	31,970
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,985
Primera emisión, Serie B, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Abril del 2007	5,000	15,985
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,970
TOTALES			30,000	95,910

Los intereses devengados por títulos de deuda ascienden a S/.9.6 millones.

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Cuarta emisión, Serie B, del primer programa	Abril del 2006	10,000	31,970
Cuarta emisión, Serie C, del primer programa	Julio del 2006	5,000	15,985
TOTALES		15,000	47,955

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,162,995	108,759	1,271,754	878,987	86,285	965,272
Utilidad de operación	124,233	9,258	133,490	69,777	7,534	77,311
Principales activos:						
Activos fijos	163,875	54,352	218,227	134,254	49,626	183,880
Existencias	302,885	31,912	334,797	228,062	25,193	253,255
Cuentas por Cobrar	270,200	50,261	320,461	227,335	41,342	268,677

9) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social está representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de revaluación

Debido a un error en la interpretación de la "NIC 16- Propiedad , Planta y Equipo", que establece las normas para el tratamiento del excedente de revaluación, la Compañía ha capitalizado en ejercicios anteriores excedente de revaluación por S/. 7.8 millones , el cual representa el 2.24% del patrimonio. Aun cuando dicho importe es inmaterial para afectar el patrimonio neto de la Compañía, con el propósito de cumplir con criterios de total transparencia con el mercado, la Compañía ha restituido el excedente de revaluación capitalizado por S/.7.8 millones con cargo a resultados acumulados. Cabe destacar que esta situación no afecta de manera alguna el valor del patrimonio

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

neto ni la capacidad de la Compañía para honrar su política de distribución de dividendos.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Adicionalmente, se ha restituido el excedente de revaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de Diciembre del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.5 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.8 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 30.0 y S/. 4.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración tributaria.

d. Al 31 de Diciembre del 2006, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Adicionalmente, es importante mencionar lo siguiente:

a. Con fecha 18 de mayo del 2006, la Compañía recibió de la Administración Tributaria una acotación por S/. 1.0 millón, relacionada con las Resoluciones del Tribual fiscal Nros. 0758-2-2005 y 01644-1-2006, que determinaron que la metodología de ajuste por inflación no resultaba de aplicación en un escenario en el cual no existe inflación sino deflación, razón por la cual no debió determinarse REI tributario por el ejercicio 2001.

   Al respecto, con fecha 26 de Julio del 2006 fue publicada la ley N° 28843 la cual dejó sin efectos las indicadas Resoluciones del tribunal Fiscal, lo que obligará a la Administración tributaria a declarar fundado nuestro recurso de reclamación en relación a la indicada Resolución de Determinación, dejando sin efecto la deuda tributaria por S/. 1.0 millón.

b. Al 30 de Junio del 2005 se encontraba pendiente de resolución por parte del Tribunal Fiscal una acotación por S/. 2.7 millones por supuesta omisión en el pago de una multa relacionada con el Impuesto a la Renta del ejercicio 2001. En noviembre del 2005 el Tribunal Fiscal declaró nula y sin efecto dicha resolución, razón por la cual ya no aparece como contingencia al 31-12-06.

   Al 31 de Diciembre del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 13.1 millones y US $ 15.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 1.5 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

		Trimestres terminados el:		Años terminados el:	
		31-12-06	31-12-05	31-12-06	31-12-05
Utilidad neta	S/.	28,099,000	11,303,000	97,562,000	30,142,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad básica por acción	S/.	0.109	0.044	0.378	0.117

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS :

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Años terminados el:	
	31-12-06	31-12-05	31-12-06	31-12-05
	S/.000	S/.000	S/.000	S/.000
Ventas netas	5,221	3,704	17,450	19,642
Utilidad en ventas	301	150	1,656	1,641

13) TRANSACCIONES CON VINCULADAS

Las transacciones del año con subsidiarias se resumen como sigue:

	2006	**2005**
	S/.000	**S/.000**
Venta de bienes :		
Unimaq S.A.	8,807	3,005
Orvisa Sociedad Anónima	6,737	13,789
Motorindustria S.A.	487	1,138
Domingo Rodas S.A.	24	354
Fiansa Sociedad Anónima	23	0
	16,078	**18,286**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006	2005
	S/.000	S/.000
Venta de servicios :		
Orvisa Sociedad Anónima	474	316
Unimaq S.A.	384	261
Fiansa Sociedad Anónima	356	479
Motorindustria S.A.	122	282
Domingo Rodas S.A.	36	18
	1,372	**1,356**
Total venta de bienes y servicios	**17,450**	**19,642**

	2006	2005
	S/.000	S/.000
Compra de bienes:		
Orvisa Sociedad Anónima	2,767	3,411
Fiansa Sociedad Anónima	2,628	7,202
Unimaq S.A.	1,518	3,484
Depósitos Efe S.A.	148	0
	7,061	**14,097**
Compra de servicios:		
Motorindustria S.A.	6,924	23,902
Fiansa Sociedad Anónima	867	998
Depósitos Efe S.A.	586	1,140
Unimaq S.A.	260	500
Orvisa Sociedad Anónima	196	215
	8,833	**26,755**
Total compra de bienes y servicios	**15,894**	**40,852**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de Diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	31-12-06	31-12-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	67,912	33,140
Transferencias de inmuebles, maquinarias y equipo a existencias	42,847	46,709

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

END